,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 21, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Fourth Quarter and Full Year 2022 Results”, dated February 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 21, 2023	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew Fourth Quarter and Full Year 2022 Results

Exited year with good momentum as we transform to become a consistently higher growth company

21 February 2023

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the fourth quarter and full year ended 31 December 2022:

	31 Dec	31 Dec	Reported	Underlying
	2022	2021	growth	growth
	$m	$m	%	%
Fourth Quarter Results[1,2]
Revenue	1,365	1,346	1.4	6.8

Full Year Results[1,2]
Revenue	5,215	5,212	0.1	4.7
Operating profit	450	593
Operating profit margin (%)	8.6	11.4
EPS (cents)	25.5	59.8

Trading profit	901	936
Trading profit margin (%)	17.3	18.0
EPSA (cents)	81.8	80.9

Q4 Trading Highlights1,2

●	Q4 revenue of $1,365 million (2021: $1,346 million) up 6.8% on an underlying basis (1.4% reported growth after 540bps FX headwind)
●	Strongest quarterly underlying revenue growth of 2022 with all franchises and geographies contributing

Full Year Financial Highlights1,2

●	Revenue of $5,215 million (2021: $5,212 million), up 4.7% on an underlying basis (0.1% reported growth after 460bps FX headwind)
●	Trading profit of $901 million (2021: $936 million) with 17.3% trading profit margin (2021: 18.0%) reflecting higher inflation (operating profit $450 million (2021: $593 million))
●	Cash generated from operations of $581 million (2021: $1,048 million) with trading cash flow of $444 million (2021: $828 million), primarily due to increased inventory
●	EPSA 81.8¢ (2021: 80.9¢), EPS 25.5¢ (2021: 59.8¢)
●	$150 million of 2022 share buyback programme completed
●	Full year dividend of 37.5¢ per share (2021: 37.5¢ per share)

2022 Strategic Highlights

●	Transforming Smith+Nephew with our 12-point plan to improve execution and drive Strategy for Growth, focused on fixing Orthopaedics, improving productivity, and accelerating growth in Advanced Wound Management and Sports Medicine
o	Good early progress including reducing overdue orders and improving order fulfilment
●	Continued cadence of new product launches contributing to growth

Outlook1,2

●	For 2023, we are targeting:
o	Underlying revenue growth expected in the range of 5.0% to 6.0% (5.0% to 6.0% reported)
o	Trading profit margin expected to be at least 17.5%
●	Midterm targets updated:
o	Targeting 5%+ underlying revenue growth driven by return on innovation investments and execution of 12-point plan; and
o	Trading profit margin expansion to at least 20% in 2025 driven by productivity improvements

Deepak Nath, Chief Executive Officer, said:

“We made good progress during 2022 and ended the year in a much stronger position than we started. We continued to outperform in Sports Medicine & ENT and Advanced Wound Management and, even though we are early in our work to fix Orthopaedics, performance improved here too.

“With our 12-point plan, we are fundamentally changing the way Smith+Nephew operates to drive higher growth and improve productivity. It is starting to deliver, and, as we progress through the two-year life of the plan, we expect further operational and financial benefits, including a reduction in inventory levels and cash conversion to return to historic levels. We are benefiting from our increased investment in innovation, with more than 60% of growth in 2022 coming from products launched in the last five years.

“We will continue to face macroeconomic headwinds in 2023. However, I believe the drivers of further growth are in place, including leading technologies across all three franchises and a clear path to improved execution in Orthopaedics. We expect to deliver both faster revenue growth and margin expansion in the coming year, and are setting a solid foundation for our midterm ambitions as we transform to a consistently higher growth company.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s fourth quarter and full year results will be held 8.30am GMT / 3.30am EST on 21 February 2023, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/about-us/investors/financial-resources#quarterly-reporting.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2021 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 32 to 36 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to trading cash conversion ratio, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 32 to 36 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

Smith+Nephew Fourth Quarter Trading and Full Year 2022 Results

Group revenue in 2022 was $5,215 million, an increase of 4.7% on an underlying basis (reported growth of 0.1% after 460bps headwind from foreign exchange primarily due to the strength of the US Dollar).

We exited the year with good momentum, with fourth quarter revenue up 6.8% on an underlying basis (reported growth of 1.4% including a 540bps foreign exchange headwind). All three global franchises contributed to this strong finish to the year, and all accelerated revenue growth over the first nine months.

Trading profit for 2022 was $901 million (2021: $936 million) with the trading profit margin of 17.3% (2021: 18.0%) reflecting the higher inflation that impacted the business across the year and the previously disclosed China volume-based-procurement (VBP) programme. The operating profit was $450 million (2021: $593 million).

In July 2022 we announced our new 12-point plan to accelerate delivery of our Strategy for Growth and realise our ambition to transform to a consistently higher-growth company. We are making good progress embedding the plan and are seeing early improvements. We also continued to launch innovative new products to drive future growth.

Delivering our Strategy for Growth

Smith+Nephew’s Strategy for Growth, announced in December 2021, is based on three pillars.

●	First, Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and efficiently, and deliver the best from our core portfolio.
●	Second, Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.
●	Third, continue to Transform ourselves for higher long-term growth, through investment in innovation and acquisitions.

The 12-point plan supports the first two pillars of the Strategy for Growth and will improve business performance by maximising the opportunities we have built, and addressing the challenges. Through the 12-point plan we are fundamentally changing the way we operate and deliver results.

The 12-point plan is focused on:

●	Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology;
●	Improving productivity, to support trading profit margin expansion; and
●	Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT franchises.

Since July we have embedded the teams and structures to drive this work, established internal KPIs to drive accountability, and have made meaningful early progress in delivery. We expect to continue to accumulate operational and financial benefits as we progress through the two-year life of the plan during which we are changing how we approach our customers, overhauling our supply chain, managing costs differently and driving better accountability.

Looking beyond the 12-point plan, from 2025 we will have strengthened our foundations and we expect to be delivering a consistently higher level of revenue growth. This step change in performance has been the goal of our strategy and investments in recent years. This will provide a platform from which we can make choices regarding future levels of investment to drive growth and/or further margin expansion.

Fixing Orthopaedics

In recent years our Orthopaedics performance has been held back by poor operational systems and commercial execution. Through the 12-point plan we are focused on addressing these challenges, including improving logistics and updating our demand and supply planning process to bring a deeper level of specificity and collaboration between our operations and commercial teams. Commercially, we are focused on winning share with our current portfolio through greater focus on differentiated products and procedural innovations, such as the robotics assisted CORI◊ Surgical System and our OXINIUM◊ portfolio of hip and knee implants.

While there is still much work to be done, we are pleased with our progress, including reducing our overdue orders by 35% from the peak in the first half of the year and improving the percentage of customer orders that are completely filled, measured by line-item fill rates (LIFR). In the US we have made a significant step to move non-instrument set LIFR towards a more normal industry level, with 16 percentage points of progress year-on-year.

Improving Productivity

The efficiency and productivity elements of the 12-point plan bring in a range of actions across the areas of cost of goods from our Global Operations and sales & marketing and general & administrative costs from our commercial and corporate activities.

In our global operations we opened a new high technology orthopaedics manufacturing facility in Malaysia. We also announced plans for a new Advanced Wound Management facility in the UK. Further benefits are expected to come from driving lean methodologies across our manufacturing operations and pursuing opportunities for additional network optimisation reducing overcapacity and direct procurement savings.

Areas of commercial opportunity include market exits from some structurally unattractive markets, such as trauma in China which we exited in 2022, causing a one-year headwind to growth but improving our value creation as a result. We are targeting efficiencies across our commercial and corporate structures as well as savings from indirect procurement and distribution.

In aggregate, the benefits from these actions are expected to result in more than $200 million of annual savings by 2025. The work to finalise the associated cost is ongoing and will be reported alongside our Q1 results on 26 April 2023.

Further accelerating growth in Advanced Wound Management and Sports Medicine & ENT

Our Advanced Wound Management franchise has delivered above market performance since 2021 following extensive work to improve commercial execution, and we expect to build on this strong position going forward. Growth drivers include the depth of our portfolio and extensive evidence-base. Both are differentiators and we see significant opportunities for further growth, particularly in Negative Pressure Wound Therapy, where we are focusing resource under the 12-point plan.

Our Sports Medicine franchise has delivered above market growth consistently for many years, building on our reputation for innovation and breadth of portfolio. Many of the drivers for further growth are already in place. In Sports Medicine, these include expanding both our REGENETEN◊ biologics platform into new indications and our technology leadership by adding capability onto our surgical tower. For ENT, we have a favourably positioned tonsil and adenoid business and are in the early stages of the roll out of our unique Tula◊ System for in-office delivery of ear tubes.

Transforming through Innovation

Our commitment to innovation is central to our Strategy for Growth Transform pillar. More than 60% of revenue growth in 2022 came from products launched in the last five years. In 2022 we continued to launch new products and invest behind our R&D programme and clinical evidence to support future growth.

In Orthopaedics, we expanded our robotics-enabled CORI Surgical System by bringing both cementless total knee and total hip arthroplasty onto the platform. We also became the first company to receive FDA 510(k) clearance for a revision knee indication using a robotics-assisted platform and completed the first cases on CORI. Revisions account for around 10% of all knee procedures in the US.

In Sports Medicine, we announced encouraging evidence supporting our REGENETEN Bioinductive Implant, which delivered an 86% reduction in rotator cuff re-tear rates at 12 months in interim results from a randomised controlled trial.

In Advanced Wound Management, we introduced the WOUND COMPASS◊ Clinical Support App, a digital support tool for healthcare professionals that helps reduce practice variation. We also launched our DURAMAX◊ S Silicon Super Absorbent Dressing for high exuding wounds in Europe, where superabsorbers are one of the fastest growing categories of dressings.

We continued to make acquisitions, bringing novel and disruptive technologies into our portfolio. In January 2022 we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US. The system will have an application on CORI in the future.

Finally, we made further investment behind medical education, including opening of a new Smith+Nephew Academy in Singapore. Our Academies in the US, Europe and now Asia Pacific, as well as our online resources, provide tens of thousands of surgeons and nurses with opportunities to evaluate the latest evidence, and learn innovative clinical techniques and effective use of our products through hands-on and state-of-the-art digital interactive learning experiences each year.

Supporting Net Zero

Our Strategy for Growth also embraces sustainability, and in 2022 we made progress against our commitment to achieve net zero carbon emissions by 2045. Our Scope 1 and Scope 2 greenhouse gas emissions were independently assured in 2022 and we have reported our 2021 baseline Scope 3 emissions for eight categories. We are developing our Scope 3 emissions reduction roadmap in preparation for submitting this to the Science Based Target Initiative (SBTi) for validation.

Fourth Quarter 2022 Trading Update

Our fourth quarter revenue was $1,365 million (2021: $1,346 million), up 6.8% on an underlying basis (reported revenue growth of 1.4% after 540bps foreign exchange headwind). There were the same number of trading days as in the comparable period (2022: 60 trading days).

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	549	552	-0.4	4.1	-	-4.5
Knee Implants	234	232	0.6	5.5	-	-4.9
Hip Implants	150	151	-0.2	4.9	-	-5.1
Other Reconstruction(ii)	26	25	3.5	7.7	-	-4.2
Trauma & Extremities	139	144	-3.0	0.6	-	-3.6

Sports Medicine & ENT	430	416	3.2	9.2	-	-6.0
Sports Medicine Joint Repair	235	223	5.2	11.5	-	-6.3
Arthroscopic Enabling Technologies	154	157	-1.7	4.2	-	-5.9
ENT (Ear, Nose and Throat)	41	36	12.3	17.0	-	-4.7

Advanced Wound Management	386	378	1.9	8.0	-	-6.1
Advanced Wound Care	179	181	-1.1	7.9	-	-9.0
Advanced Wound Bioactives	133	128	3.8	4.3	-	-0.5
Advanced Wound Devices	74	69	6.6	14.9	-	-8.3

Total	1,365	1,346	1.4	6.8	-	-5.4

Consolidated revenue by geography
US	742	708	4.8	4.8	-	-
Other Established Markets(iii)	385	409	-5.8	7.3	-	-13.1
Total Established Markets	1,127	1,117	0.9	5.7	-	-4.8
Emerging Markets	238	229	3.6	12.1	-	-8.5
Total	1,365	1,346	1.4	6.8	-	-5.4
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint navigation business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter Franchise Performance

Orthopaedics

Our Orthopaedics franchise delivered revenue growth of 4.1% underlying (-0.4% reported) in the quarter. Excluding China, where growth continued to be impacted by the implementation of the previously disclosed hip and knee VBP programme, Orthopaedics grew by 5.3% underlying. This headwind to growth from VBP will continue until Q2 2023.

Knee Implants grew 5.5% (0.6% reported) and Hip Implants returned to growth, up 4.9% underlying (-0.2% reported). Knee performance was led by our JOURNEY II◊ knee system, and our new cementless total knee LEGION CONCELOC◊ continued to build momentum as we extended the launch to new customers. Hip growth was led by our POLAR3◊ Total Hip Solution and OR3O◊ Dual Mobility Hip System. Other Reconstruction revenue was up 7.7% underlying (3.5% reported) although component supply constraints continued to impact this segment. Trauma & Extremities delivered its first quarter of growth in 2022, with revenue up 0.6% underlying (-3.0% reported) despite the continuing headwind from our decision not to participate in the broader roll-out of provincial trauma tenders in China.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered underlying revenue growth of 9.2% (3.2% reported) in the quarter.

Within this, Sports Medicine Joint Repair delivered 11.5% underlying revenue growth (5.2% reported) with double-digit growth from both our knee and shoulder repair portfolios. Arthroscopic Enabling Technologies revenue was up 4.2% underlying (-1.7% reported), representing improved performance on recent quarters driven by double-digit growth from our COBLATION◊ resection range. Revenue from ENT was up 17.0% underlying (12.3% reported) driven by our tonsil and adenoid business.

Advanced Wound Management

Our Advanced Wound Management franchise delivered underlying revenue growth of 8.0% (1.9% reported).

Advanced Wound Care revenue was up 7.9% underlying (-1.1% reported) with growth coming from across product categories. Advanced Wound Bioactives revenue was up 4.3% underlying (3.8% reported), with sustained good growth from our skin substitutes portfolio. Advanced Wound Devices revenue was up 14.9% underlying (6.6% reported) driven by strong double-digit growth from our PICO◊ Single Use Negative Pressure Wound Therapy System.

Fourth Quarter Geographic Performance

Geographically, revenue from our Established Markets was up 5.7% (0.9% reported). Within this, the US was up 4.8% underlying (4.8% reported) and Other Established Markets was up 7.3% underlying against a weak comparable period (-5.8% reported). Emerging Markets revenue was up 12.1% underlying (3.6% reported).

Full Year 2022 Consolidated Analysis

Smith+Nephew results for the year ended 31 December 2022:

			Reported
	2022	2021	growth
	$m	$m	%
Revenue	5,215	5,212	0.1
Operating profit	450	593
Acquisition and disposal related items	4	7
Restructuring and rationalisation costs	167	113
Amortisation and impairment of acquisition intangibles	205	172
Legal and other	75	51
Trading profit(i)	901	936	-4
	¢	¢
Earnings per share ('EPS')	25.5	59.8	-57
Acquisition and disposal related items	15.1	(8.8)
Restructuring and rationalisation costs	15.8	10.3
Amortisation and impairment of acquisition intangibles	18.4	15.4
Legal and other	7.0	4.2
Adjusted Earnings per share ('EPSA')(i)	81.8	80.9	1

(i)	See Other Information on pages 32 to 36

Full Year 2022 Analysis

Our full year revenue was $5,215 million (2021: $5,212 million), up 4.7% on an underlying basis. Reported growth was 0.1% including a foreign exchange headwind of 460bps.

The reported gross profit was $3,675 million (2021: $3,669 million) with gross margin 70.5% (2021: 70.4%). Operating profit was $450 million (2021: $593 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items (see Other Information on pages 32 to 36).

Trading profit was $901 million (2021: $936 million), with a trading profit margin of 17.3% (2021: 18.0%). The margin decline reflects higher inflation in freight and logistics, the impact of China VBP, as well as sales and marketing expenditure levels returning to more normal levels (see Note 2 to the Financial Statements for global franchise trading profit).

Restructuring costs, primarily related to the Operations and Commercial Excellence programme and the other efficiency and productivity work underway, totalled $167 million, with incremental benefits recognised of around $80 million.

Cash generated from operations was $581 million (2021: $1,048 million) and trading cash flow was $444 million (2021: $828 million). This reflected adverse working capital movements driven primarily by inventory, and capital expenditure which included progressing changes to our manufacturing network. Inventory included strategic raw material buys, as part of managing disruption to certain global raw material and component supply, inflation raising the average value of our inventory, and increased inventory to support growth including new product launches, safety stock, or in markets where we expect growth acceleration (see Other Information on pages 32 to 36 for a reconciliation between cash generated from operations and trading cash flow). As a result of the working capital movement, the trading profit to cash conversion ratio deteriorated to 49% (2021: 88%). We expect a reduction in inventory levels, and for cash conversion to return to historic levels, as we deliver the 12-point plan.

The net interest charge within reported results was $66 million (2021: $74 million) which reflects higher interest on cash deposits and the maturity of private placement debt in both 2022 and 2021. In 2022 the Group repaid its €269 million, €223 million, and €265 million EUR term loan facilities. Additionally, $125 million of private placement debt matured in 2022. The repayment of the EUR term loan facilities was in part financed by the issuance of a debut EUR seven-year Corporate Bond (€500 million at 4.565%) in October 2022. The Group’s net debt, excluding lease liabilities, at 31 December 2022 was $2,339 million (see Note 7 to the Financial Statements) with committed facilities of $3.7 billion.

Included within share of results of associates is an impairment charge of $109 million (2021: $nil) related to the Group’s interest in Bioventus primarily due to a significant decrease in its share price (see Note 3 to the Financial Statements for further detail). In 2021 a $75 million gain on disposal of interest in associate was recorded resulting from two dilution gains in the Group’s interest in Bioventus. Both the impairment charge and dilution gain are excluded from trading results (see Other Information on pages 32 to 36 for further detail).

Reported tax for the year to 31 December 2022 was a charge of $12 million (2021: charge of $62 million) with the low charge being attributed to tax credits on significant non-trading items such as the Bioventus impairment and amortisation of acquisition intangibles. The tax rate on trading results for the year to 31 December 2022 was 16.3% (2021: 17.2%) and this is lower than guided due to adjustments in respect of prior periods (See Note 4 to the Financial Statements and Other Information on pages 32 to 36 for further details on taxation).

Adjusted earnings per share (‘EPSA’) was 81.8¢ (163.6¢ per ADS) (2021: 80.9¢). Basic earnings per share (‘EPS’) was 25.5¢ (51.0¢ per ADS) (2021: 59.8¢), reflecting restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred.

Share Buyback

In December 2021 we announced an updated capital allocation policy to prioritise the use of cash. The 2022 share buyback programme commenced on 23 February 2022 and $150 million was completed by 12 August 2022. As macroeconomic conditions continued to be uncertain, including higher inflation, the Board decided it was prudent to delay further buybacks until conditions improved. We remain committed to returning surplus cash to shareholders over time.

Dividend

The Board is recommending a Final Dividend of 23.1¢ per share (46.2¢ per ADS) (2021: 23.1¢ per share). Together with the Interim Dividend of 14.4¢ per share (28.8¢ per ADS), this will give a total distribution of 37.5¢ per share (75.0¢ per ADS), unchanged from 2021. Subject to confirmation at our Annual General Meeting, the Final Dividend will be paid on 17 May 2023 to shareholders on the register at the close of business on 31 March 2023.

Outlook

The Group is today providing guidance for 2023 and updated midterm targets.

2023 Guidance

For 2023 we are targeting both revenue growth and trading profit margin above 2022 levels.

For revenue, we expect to deliver underlying revenue growth in the range of 5.0% to 6.0%. Within this, we expect continued strong growth from our Sports Medicine & ENT and Advanced Wound Management franchises, and further improvement in Orthopaedics as we continue to execute on the 12-point plan. On a reported basis the guidance equates to a range of around 5.0% to 6.0% based on exchange rates prevailing on 13 February 2023.

In terms of phasing, we expect the first quarter to be impacted by the renewed Covid waves in China reducing surgical-volumes, as well as the continuing headwind of VBP in Orthopaedics. We expect the business to accelerate from the second quarter for the remainder of the year.

For trading profit margin, we expect to deliver at least 17.5% as the positive operating leverage from revenue growth, productivity improvements and the early benefits of our cost saving initiatives more than offset continuing macroeconomic headwinds from raw material cost inflation, higher wages and a 100bps headwind from transactional foreign exchange.

The tax rate on trading results for 2023 is forecast to be around 19% subject to any material changes to tax law or other one-off items.

Midterm targets

For the midterm, the Group is focused on consistently delivering higher revenue growth while also expanding its trading profit margin.

Today we are updating our midterm targets, previously announced in December 2021, to reflect both our confidence in revenue growth and the actions underway to offset the current macroeconomic pressures and drive performance.

We are now targeting underlying revenue growth consistently 5%+ (previously 4-6%), driven by return on innovation investments and execution of the 12-point plan, and trading profit margin expansion to at least 20% in 2025, driven by productivity improvements (previously 21% in 2024).

Forward calendar

The Q1 Trading Report will be released on 26 April 2023.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 19,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of Covid, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of Covid; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of Covid); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of Covid); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F,  which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	2,113	2,156	-2.0	1.9	-	-3.9
Knee Implants	899	876	2.5	6.8	-	-4.3
Hip Implants	584	612	-4.4	-0.2	-	-4.2
Other Reconstruction(ii)	87	92	-5.6	-1.8	-	-3.8
Trauma & Extremities	543	576	-5.7	-2.6	-	-3.1

Sports Medicine & ENT	1,590	1,560	1.9	6.7	-	-4.8
Sports Medicine Joint Repair	870	839	3.6	8.7	-	-5.1
Arthroscopic Enabling Technologies	567	590	-3.8	0.9	-	-4.7
ENT (Ear, Nose and Throat)	153	131	17.1	20.4	-	-3.3

Advanced Wound Management	1,512	1,496	1.1	6.4	-	-5.3
Advanced Wound Care	712	731	-2.6	5.2	-	-7.8
Advanced Wound Bioactives	520	496	4.9	5.4	-	-0.5
Advanced Wound Devices	280	269	4.3	11.6	-	-7.3

Total	5,215	5,212	0.1	4.7	-	-4.6

Consolidated revenue by geography
US	2,764	2,658	4.0	4.0	-	-
Other Established Markets(iii)	1,504	1,638	-8.2	3.3	-	-11.5
Total Established Markets	4,268	4,296	-0.7	3.7	-	-4.4
Emerging Markets	947	916	3.5	9.1	-	-5.6
Total	5,215	5,212	0.1	4.7	-	-4.6
(i)	Underlying growth is defined in Note 1 on page 3
(ii)	Other Reconstruction includes robotics capital sales, our joint navigation business and bone cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2022 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year ended 31 December 2022

		2022	2021
	Notes	$m	$m
Revenue	2	5,215	5,212
Cost of goods sold		(1,540)	(1,543)
Gross profit		3,675	3,669
Selling, general and administrative expenses		(2,880)	(2,720)
Research and development expenses		(345)	(356)
Operating profit	2	450	593
Interest income		14	6
Interest expense		(80)	(80)
Other finance costs		(8)	(17)
Share of results of associates	3	(141)	9
Gain on disposal of interest in associate	3	-	75
Profit before taxation		235	586
Taxation	4	(12)	(62)
Attributable profitA		223	524
Earnings per shareA
Basic		25.5¢	59.8¢
Diluted		25.5¢	59.7¢

Group Statement of Comprehensive Income for the year ended 31 December 2022

	2022	2021
	$m	$m
Attributable profitA	223	524
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	30	79
Taxation on other comprehensive income	(7)	(22)
Total items that will not be reclassified to income statement	23	57

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(102)	(53)
Net (gains)/losses on cash flow hedges	(13)	41
Taxation on other comprehensive income	2	(5)
Total items that may be reclassified subsequently to income statement	(113)	(17)
Other comprehensive (loss)/income for the year, net of taxation	(90)	40
Total comprehensive income for the yearA	133	564

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2022

		2022	2021
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,455	1,513
Goodwill		3,031	2,989
Intangible assets		1,236	1,398
Investments		12	10
Investment in associates		46	188
Other non-current assets		12	15
Retirement benefit assets		141	182
Deferred tax assets		177	201
		6,110	6,496
Current assets
Inventories		2,205	1,844
Trade and other receivables		1,264	1,184
Current tax receivable		37	106
Cash at bank	7	350	1,290
		3,856	4,424
TOTAL ASSETS		9,966	10,920

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	177
Share premium		615	614
Capital redemption reserve		20	18
Treasury shares		(118)	(120)
Other reserves		(459)	(346)
Retained earnings		5,026	5,225
Total equity		5,259	5,568

Non-current liabilities
Long-term borrowings and lease liabilities	7	2,712	2,848
Retirement benefit obligations		70	127
Other payables		90	67
Provisions		84	35
Deferred tax liabilities		36	144
		2,992	3,221

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	7	160	491
Trade and other payables		1,098	1,096
Provisions		243	322
Current tax payable		214	222
		1,715	2,131
Total liabilities		4,707	5,352
TOTAL EQUITY AND LIABILITIES		9,966	10,920

Condensed Group Cash Flow Statement for the year ended 31 December 2022

	2022	2021
	$m	$m
Cash flows from operating activities
Profit before taxation	235	586
Net interest expense	66	74
Depreciation, amortisation and impairment	628	581
Share of results of associates	141	(9)
Gain on disposal of interest in associate	-	(75)
Share-based payments expense (equity-settled)	40	41
Net movement in post-retirement obligations	6	-
Movement in working capital and provisions	(535)	(150)
Cash generated from operations	581	1,048
Net interest and finance costs paid	(66)	(74)
Income taxes paid	(47)	(97)
Net cash inflow from operating activities	468	877

Cash flows from investing activities
Acquisitions, net of cash acquired	(113)	(285)
Capital expenditure	(358)	(408)
Purchase of investments	(2)	(2)
Distribution from associate	1	4
Net cash used in investing activities	(472)	(691)
Net cash (outflow)/inflow before financing activities	(4)	186

Cash flows from financing activities
Proceeds from issue of ordinary share capital	1	2
Proceeds from own shares	5	12
Purchase of own shares	(158)	-
Payment of capital element of lease liabilities	(54)	(59)
Equity dividends paid	(327)	(329)
Cash movements in borrowings	(396)	(267)
Settlement of currency swaps	3	(4)
Net cash used in financing activities	(926)	(645)

Net decrease in cash and cash equivalents	(930)	(459)
Cash and cash equivalents at beginning of year	1,285	1,751
Exchange adjustments	(11)	(7)
Cash and cash equivalents at end of yearB	344	1,285

B	Cash and cash equivalents at the end of the period are net of bank overdrafts of $6m (2021: $5m).

Group Statement of Changes in Equity for the year ended 31 December 2022

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2022	177	614	18	(120)	(346)	5,225	5,568
Attributable profitA	-	-	-	-	-	223	223
Other comprehensive incomeA	-	-	-	-	(113)	23	(90)
Equity dividends paid	-	-	-	-	-	(327)	(327)
Share-based payments recognised	-	-	-	-	-	40	40
Taxation on share-based payments	-	-	-	-	-	(3)	(3)
Purchase of own sharesC	-	-	-	(158)	-	-	(158)
Cost of shares transferred to beneficiaries	-	-	-	31	-	(26)	5
Cancellation of treasury sharesC	(2)	-	2	129	-	(129)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 31 December 2022	175	615	20	(118)	(459)	5,026	5,259

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2021	177	612	18	(157)	(329)	4,958	5,279
Attributable profitA	-	-	-	-	-	524	524
Other comprehensive incomeA	-	-	-	-	(17)	57	40
Equity dividends paid	-	-	-	-	-	(329)	(329)
Share-based payments recognised	-	-	-	-	-	41	41
Taxation on share-based payments	-	-	-	-	-	(1)	(1)
Cost of shares transferred to beneficiaries	-	-	-	37	-	(25)	12
Issue of ordinary share capital	-	2	-	-	-	-	2
At 31 December 2021	177	614	18	(120)	(346)	5,225	5,568

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	During the year ended 31 December 2022 a total of 10.1m ordinary shares were purchased at a cost of $158m and 7.8m ordinary shares were cancelled (2021: no ordinary shares were purchased or cancelled).

Notes to the Condensed Consolidated Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2021. The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2022. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s estimation are: valuation of inventories; liability provisioning; and impairment. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2021.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current challenging economic environment have been considered as part of the Group’s adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these financial statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $344m of cash and cash equivalents at 31 December 2022. The Group’s net debt, excluding lease liabilities, at 31 December 2022 was $2,339m with access to committed facilities of $3.7bn with an average maturity of 5.1 years. At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different.

The Group has $105m of private placement debt due for repayment in 2023. $1,160m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a significant global economic recession, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing these financial statements.

The principal risks that the Group is exposed to will be disclosed in the Group’s 2022 Annual Report. These are: business continuity and business change; commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and taxation and foreign exchange.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006 for the years ended 31 December 2022 or 2021 but is derived from those accounts. Statutory accounts for 2021 have been delivered to the registrar of companies and those for 2022 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2022

A number of new amendments to standards are effective from 1 January 2022 but they do not have a material effect on the Group’s financial statements.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2022 and earlier application is permitted; however, the Group has not early adopted them in preparing these financial statements.

Critical judgements and estimates

The Group prepares its financial statements in accordance with IFRS as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. The Group’s accounting policies do not include any critical judgements. The Group’s accounting policies are set out in Notes 1–23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s estimation are outlined below. The critical estimates are consistent with 31 December 2021. Management have considered the impact of the uncertainties around the current challenging economic environment below.

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products.

Current economic environment impact assessment: In assessing the increase in provision for excess and obsolete inventory, management have considered the impact of higher input cost inflation on increased inventory levels. Management have not changed their accounting policy since 31 December 2021, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to inventory growth, the provision has increased from $430m at 31 December 2021 to $504m at 31 December 2022. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $504m at 31 December 2022 in the next 12 months. The provision has a high degree of estimation uncertainty given the range of products and sizes, with a potential range of reasonable outcomes that could be material over the longer term.

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2023 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

Current economic environment impact assessment: Management considered whether there had been any changes to the number and value of claims due to current challenging economic environment and to date have not identified any significant changes in trends. If the experience changes in the future, the value of provisions may require adjustment.

Impairment

In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. There has been a decrease in the level of headroom in relation to goodwill impairment testing for the Orthopaedics CGU which is sensitive to a reasonably possible change in assumptions. For other intangible assets and goodwill CGUs, this critical estimate is not considered to have a significant risk of material adjustment in 2023 or thereafter based on sensitivity analyses undertaken (as outlined below).

Current economic environment impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2022 to identify any indicators of impairment as a result of current economic environment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. Impairments of $39m, related to immaterial product intangible assets, were identified as a result of the impairment reviews undertaken.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements.

The following considerations were made in respect of the financial statements:

•	The impact of climate change on the going concern assessment and the viability of the Group over the next three years.
•	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill.
•	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

2.    Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Accordingly, the Group has concluded that there are three reportable segments. Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchises in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the franchise presidents, the regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	2022	2021
	$m	$m
Segment revenue
Orthopaedics	2,113	2,156
Sports Medicine & ENT	1,590	1,560
Advanced Wound Management	1,512	1,496
Revenue from external customers	5,215	5,212

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	2022	2021
	$m	$m
Knee Implants	899	876
Hip Implants	584	612
Other Reconstruction	87	92
Trauma & Extremities	543	576
Orthopaedics	2,113	2,156
Sports Medicine Joint Repair	870	839
Arthroscopic Enabling Technologies	567	590
ENT (Ear, Nose & Throat)	153	131
Sports Medicine & ENT	1,590	1,560
Advanced Wound Care	712	731
Advanced Wound Bioactives	520	496
Advanced Wound Devices	280	269
Advanced Wound Management	1,512	1,496
Total	5,215	5,212

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives product franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2022			2021
	Established Markets (D)	Emerging Markets	Total	Established Markets (D)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	2,949	754	3,703	2,969	747	3,716
Advanced Wound Management	1,319	193	1,512	1,327	169	1,496
Total	4,268	947	5,215	4,296	916	5,212

D	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the year was $2,764m (2021: $2,658m), China revenue for the year was $319m (2021: $352m) and UK revenue for the year was $186m (2021: $189m).

No single customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	2022	2021
	$m	$m
Segment profit
Orthopaedics	383	367
Sports Medicine & ENT	472	459
Advanced Wound Management	436	474
Segment trading profit	1,291	1,300
Corporate costs	(390)	(364)
Group trading profit	901	936
Acquisition and disposal related items	(4)	(7)
Restructuring and rationalisation expenses	(167)	(113)
Amortisation and impairment of acquisition intangibles	(205)	(172)
Legal and other	(75)	(51)
Group operating profit	450	593

Acquisition and disposal related items

For the year to 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the year to 31 December 2021, costs primarily relate to the acquisition of Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs

For the year ended 31 December 2022, these costs include efficiency and productivity elements of the 12-point plan.

For the years ended 31 December 2022 and 2021, these costs also relate to the Operations and Commercial Excellence programme. For the year ended 31 December 2021, the costs also include the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2022 and 2021 these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the year ended 31 December 2022 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $19m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the year ended 31 December 2021 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2021 were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims.

The years ended 31 December 2022 and 2021 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021 with a transition period to May 2024.

3.	Investments in associates

Since its IPO in February 2021, Bioventus’s trading share price has decreased significantly and the company has disclosed a substantial doubt about their ability to continue as a going concern. Given these impairment indicators, management performed an impairment review by comparing the fair value of Bioventus using its market share price of $2.61 as at 30 December 2022 less costs of disposal to its carrying amount and concluded that an impairment loss of $109m should be charged (2021: $nil).

For the year ended 31 December 2021 a $75m gain on disposal of interest in associate was recorded, resulting from the dilution gains which arose during the year due to the Bioventus IPO and their acquisition of Misonix, Inc.

4.    Taxation

Reported tax for the year to 31 December 2022 was a charge of $12m (2021: $62m). The reported tax charge is low due to tax credits on significant non-trading items such as the Bioventus impairment and amortisation of acquisition intangibles.

OECD BEPS 2.0 – Pillar Two

The OECD Pillar Two Globe Rules introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise (MNE) groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation. On 2 February 2023 the OECD published its Agreed Administrative Guidance for the Pillar Two Globe Rules providing greater detail on the application of the rules. The Group will be subject to the Pillar Two Globe Rules which is likely to result in an increase in our Group tax rate from 2024 onwards. The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

5.    Dividends

The 2021 final dividend of 23.1 US cents per ordinary share totalling $202m was paid on 11 May 2022. The 2022 interim dividend of 14.4 US cents per ordinary share totalling $125m was paid on 26 October 2022.

A final dividend for 2022 of 23.1 US cents per ordinary share has been proposed by the Board and will be paid, subject to shareholder approval, on 17 May 2023 to shareholders whose names appear on the Register of Members on 31 March 2023 (the record date). The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 30 March 2023 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 24 April 2023.

6.    Acquisitions

Year ended 31 December 2022

On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US. This acquisition strongly supports Smith+Nephew’s Strategy for Growth by transforming our business through innovation and acquisition, while also providing differentiation for our customers.

The maximum consideration, all payable in cash, is $135m and the provisional fair value consideration is $131m and includes $32m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes

The fair value of assets acquired and liabilities assumed are set out below:

Engage Surgical
$m
Intangible assets - Product-related	44
Property, plant & equipment	2
Inventory	2
Trade and other payables	(1)
Net assets	47
Goodwill	84
Consideration (net of $nil cash acquired)	131

The product-related intangible assets were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate. The cash outflow from acquisitions of $113m (2021: $285m) comprises payments of consideration of $89m (2021: $236m) relating to acquisitions in the current period and payments of deferred and contingent consideration of $24m (2021: $49m) relating to acquisitions completed in prior periods.

The carrying value of goodwill increased from $2,989m at 31 December 2021 to $3,031m at 31 December 2022. The acquisition in the year ended 31 December 2022 increased goodwill by $84m, this was partially offset by foreign exchange movements of $42m.

For the year ended 31 December 2022 the contribution from Engage Surgical to revenue and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2021

On 4 January 2021, the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline. The transaction comprised the acquisition of the entire issued share capital of two wholly owned US subsidiaries of Integra LifeSciences Holdings Corporation group and certain assets of the Extremity Orthopaedics business held both in and outside the US. The maximum consideration is $240m and the fair value of consideration is $236m and includes no deferred or contingent consideration.

The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Extremity Orthopaedics into the Group’s existing business, and is expected to be partly deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Extremity Orthopaedics
$m
Intangible assets - Product-related	101
Intangible assets - Customer-related	11
Property, plant & equipment	22
Inventory	41
Other payables	(23)
Net deferred tax liability	(12)
Net assets	140
Goodwill	96
Consideration (net of $nil cash acquired)	236

The product-related intangible assets were valued using an excess earnings methodology with the key inputs being revenue, profit and discount rate.

For the year ended 31 December 2021, the contribution to revenue from Extremity Orthopaedics was $82m and to profit was immaterial. If the business combinations had occurred at the beginning of the year, the contribution to revenue and profit would not have been materially different.

7.    Net debt

Net debt as at 31 December 2022 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	2022	2021
	$m	$m
Cash at bank	350	1,290
Long-term borrowings	(2,565)	(2,707)
Bank overdrafts, borrowings and loans due within one year	(111)	(435)
Net interest rate swap liability	(13)	-
Net debt	(2,339)	(1,852)
Non-current lease liabilities	(147)	(141)
Current lease liabilities	(49)	(56)
Net debt including lease liabilities	(2,535)	(2,049)

Reconciliation of net cash flow to movement in net debt including lease liabilities
Net cash flow from cash net of overdrafts	(930)	(459)
Settlement of currency swaps	(3)	4
Net cash flow from borrowings	396	267
Change in net debt from net cash flow	(537)	(188)
IFRS 16 lease liabilities	1	7
Exchange adjustment	47	59
Corporate bond issuance expense	3	(1)
Change in net debt in the year	(486)	(123)
Opening net debt	(2,049)	(1,926)
Closing net debt	(2,535)	(2,049)

The Group has available committed facilities of $3.7bn (2021: $4.1bn). During 2022, the Group issued its debut EUR Corporate Bond, in the form of a €500m (before expenses and underwriting discounts) of notes bearing an interest rate of 4.565% repayable in 2029. In addition, the Group repaid its €269m, €223m and €265m EUR term loan facilities, as well as $125m of private placement debt.

The Group has $105m of private placement debt due for repayment in the second half of 2023.

8a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2022	2021	2022	2021	Fair value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	46	37	46	37	Level 2
Investments	12	10	12	10	Level 3
Contingent consideration receivable	18	20	18	20	Level 3
Currency swaps	1	2	1	2	Level 2
	77	69	77	69
Financial assets not measured at fair value
Trade and other receivables	1,123	1,046
Cash at bank	350	1,290
	1,473	2,336
Total financial assets	1,550	2,405

Financial liabilities at fair value
Acquisition consideration	(78)	(84)	(78)	(84)	Level 3
Forward foreign exchange contracts	(42)	(17)	(42)	(17)	Level 2
Currency swaps	(1)	(2)	(1)	(2)	Level 2
Interest rate swaps	(13)	-	(13)	-	Level 2
	(134)	(103)	(134)	(103)
Financial liabilities not measured at fair value
Acquisition consideration	(14)	(7)
Bank overdrafts	(6)	(5)
Bank loans	-	(859)
Corporate bond not in a hedge relationship	(994)	(993)
Corporate bond in a hedge relationship	(516)	-
Private placement debt not in a hedge relationship	(1,160)	(1,285)
Trade and other payables	(1,040)	(1,053)
	(3,730)	(4,202)
Total financial liabilities	(3,864)	(4,305)

At 31 December 2022, the book value and market value of the USD corporate bond were $994m and $783m respectively (2021: $993m and $962m), the book value and market value of the EUR Corporate bond were $516m and $531m respectively. The book value and fair value of the private placement debt were $1,160m and $987m respectively (2021: $1,285m and $1,316m).

There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2022 and the year ended 31 December 2021. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020 and October 2022 are publicly listed and a market price is available. The Group’s other long term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the year ended 31 December 2022 and the year ended 31 December 2021 for financial instruments measured using Level 3 valuation methods are presented below:

	2022	2021
	$m	$m
Investments
At 1 January	10	9
Additions	2	2
Fair value remeasurement	-	(1)
	12	10

Contingent consideration receivable
At 1 January	20	37
Remeasurements	-	1
Receipts	(2)	(18)
	18	20

Acquisition consideration liability
At 1 January	(84)	(128)
Arising on acquisitions	(32)	-
Payments	20	23
Remeasurements	19	21
Discount unwind	(1)	-
	(78)	(84)

8b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have risen since 31 December 2021 by 290bps to 4.8% and 260bps to 5.3% respectively. This gain was accompanied by a remeasurement loss from asset performances.

9.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2022	2021
Average rates
Sterling	1.23	1.38
Euro	1.05	1.18
Swiss Franc	1.05	1.09
Period end rates
Sterling	1.21	1.35
Euro	1.07	1.13
Swiss Franc	1.08	1.10

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, trading profit before tax, adjusted attributable profit, tax rate on trading results (trading tax expressed as a percentage of trading profit before tax), Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	2,113	2,156	(2.0)	1.9	-	(3.9)
Sports Medicine & ENT	1,590	1,560	1.9	6.7	-	(4.8)
Advanced Wound Management	1,512	1,496	1.1	6.4	-	(5.3)
Revenue from external customers	5,215	5,212	0.1	4.7	—	(4.6)

Trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations, the most directly comparable IFRS measures, when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2022 Reported	5,215	450	235	(12)	223	581	25.5
Acquisition and disposal related items	-	4	162	(31)	131	22	15.1
Restructuring and rationalisation costs	-	167	168	(30)	138	120	15.8
Amortisation and impairment of acquisition intangibles	-	205	205	(45)	160	-	18.4
Legal and other[7]	-	75	82	(21)	61	133	7.0
Lease liability payments	-	-	-	-	-	(54)	-
Capital expenditure	-	-	-	-	-	(358)	-
2022 Adjusted	5,215	901	852	(139)	713	444	81.8

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2021 Reported	5,212	593	586	(62)	524	1,048	59.8
Acquisition and disposal related items	-	7	(73)	(3)	(76)	28	(8.8)
Restructuring and rationalisation costs	-	113	113	(22)	91	108	10.3
Amortisation and impairment of acquisition intangibles	-	172	172	(38)	134	-	15.4
Legal and other[7]	-	51	59	(22)	37	111	4.2
Lease liability payments	-	-	-	-	-	(59)	-
Capital expenditure	-	-	-	-	-	(408)	-
2021 Adjusted	5,212	936	857	(147)	710	828	80.9

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items

For the year to 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes losses of $158m related to the Group’s shareholding in Bioventus. This primarily relates to an impairment charge of $109m and the Group’s share of impairment recognised by Bioventus in its financial statements.

For the year to 31 December 2021 costs primarily relate to the acquisition of Extremity Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes gains of $75m associated with the two transactions resulting in the dilution of the Group’s shareholding in Bioventus and $5m of other gains relating to the Bioventus IPO.

Restructuring and rationalisation costs

For the year ended 31 December 2022 these costs include efficiency and productivity elements of the 12-point plan. For the years ended 31 December 2022 and 31 December 2021, these costs also relate to the Operations and Commercial Excellence programme announced in February 2020. For the year ended 31 December 2021 the costs also include the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

For the year ended 31 December 2022 adjusted profit before tax additionally excludes $1m of restructuring costs related to the Group’s share of results of associates.

Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2022 and 2021 these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the year ended 31 December 2022, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $19m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the year ended 31 December 2021, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2021, were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the years ended 31 December 2022 and 2021 charges also include the costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

For the year ended 31 December 2021 trading cash flow additionally excludes $7m of cash funding to closed defined benefit schemes. Taxation also includes the effect of an increase in deferred tax assets on non-trading items resulting from the prospective UK tax rate increase from 19% to 25% effective from 1 April 2023.

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 7 to the Financial Statements. Adjusted EBITDA is defined as trading profit before depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets. The calculation of the leverage ratio is set out below:

	2022	2021
	$m	$m
Net debt including lease liabilities	2,535	2,049

Trading profit	901	936
Depreciation of property, plant and equipment	319	326
Amortisation of other intangible assets	56	65
Impairment of property, plant and equipment[1]	30	–
Impairment of other intangible assets[1]	7	–
Adjustment for items already excluded from trading profit	(31)	(11)
Adjusted EBITDA	1,282	1,316
Leverage ratio (x)	2.0	1.6

1 Impairments in 2021 were immaterial and did not impact the leverage ratio.